UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42462

Axonex AI Group Limited

Unit 506-8, 5/F, Laford Centre

838 Lai Chi Kok Road

Lai Chi Kok, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Change of Authorized Shares

On November 3, 2026, the Board of Directors of Axonex AI Group Limited, a British Virgin Islands business company (the “Company”), approved, by unanimous written resolutions of directors, a change of the maximum number of shares the Company is authorized to issue. The maximum changes from 112,000,000 shares of no par value, divided into 100,800,000 Class A ordinary shares and 11,200,000 Class B ordinary shares, to an unlimited number of shares of no par value, divided into an unlimited number of Class A ordinary shares and an unlimited number of Class B ordinary shares. The board also adopted a sixth amended and restated memorandum and articles of association of the Company reflecting only this change (the “Sixth Amended M&A”). The Sixth Amended M&A was filed with the Registrar of Corporate Affairs of the British Virgin Islands and became effective on November 4, 2026. A copy of the Sixth Amended M&A is attached hereto as Exhibit 3.1.

This Report is incorporated by reference into the Company’s registration statement on Form F-3, as amended, filed with the Securities and Exchange Commission on May 19, 2026 (File No. 333-296027) and shall be deemed to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit Number	Description of Exhibit
3.1	Sixth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2026	Axonex AI Group Limited

	By:	/s/ Hoi Lung Chan
	Name:	Hoi Lung Chan
	Title:	Chief Executive Officer and Chairman of the Board

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